FAP USA, L.P.

Financial Statements

November 30, 2015

Statement of Cash Flows

	Note	US$'000
Cash flows from operating activities:		
Net income		1,067.5
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortisation	9	42.2
Changes in operating assets and liabilities:		
Increase in accrued income, security deposit, prepaid fees and other assets		(2,952.9)
Increase in accrued expenses, deferred rent and deferred income		2,636.2
Decrease in accounts receivable		655.1
Decrease in accounts payable		(25.4)
Total adjustments		355.2
Net cash provided by operating activities		1,422.7
Cash flows from investing activities:		
Purchase of fixed assets	9	(69.4)
Net cash used in investing activities		(69.4)
Net decrease in cash		1,353.3
Cash and cash equivalents, beginning of year		2,157.8
Cash and cash equivalents, end of year		3,511.1

See accompanying notes to financial statements.